# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TRUPANION, INC, CIK 0001371285
CUSIP: 898202106
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 6100 4th Avenue South, Suite 200, Seattle, Washington (WA), 98108
Date of event which requires filing of this statement: 02/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002084921

## Reporting persons
- FELIX HOLDINGS BV: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 4,296,538; shared voting power 0; sole dispositive power 4,296,538; shared dispositive power 0; aggregate amount beneficially owned 4,296,538 (9.89% of the class)
  Comment: * Based on the 43,430,169 shares of Common Stock of the issuer (the "Common Stock") outstanding as of February 6, 2026, as reported in the issuer's Annual Report on Form 10-K for the period ended December 31, 2025, filed with the Securities and Exchange Commission on February 13, 2026.

## Item 1. Issuer
Name of issuer: TRUPANION, INC
Address of issuer's principal executive offices: 6100 4th Avenue South, Suite 200, Seattle, WA 98108

## Item 2. Person Filing
Name of person filing: FELIX HOLDINGS BV
Address of principal business office or, if none, residence:
Sint Bernardusstraat 25
6211 HK Maastricht
The Netherlands
Citizenship: The Netherlands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,296,538
Percent of class: 9.89%
Sole power to vote or to direct the vote: 4,296,538
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,296,538
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FELIX HOLDINGS BV: /s/ Gerhard Kotze, Gerhard Kotze/Director (02/24/2026)